SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

DISTANCE VOTING BALLOT EGM – CENTRAIS ELET BRAS S.A. – AXIA ENERGIA de 12/19/2025

Shareholder’s Name:
Shareholder’s CNPJ or CPF:
E-mail:

Filling Instructions:

Should a shareholder of Centrais Elétricas Brasileiras S.A. – Axia Energia (“Company” or “Axia Energia”) choose to exercise its right to vote remotely at the Companys Extraordinary General Shareholders’ Meeting (“EGM”), to be held on December 19, 2025, at 2:00 p.m. (BRT), this remote voting ballot (“BVD”) must be fully completed, signed, and sent, as of this date, to: (i) Itaú Corretora de Valores S.A., the bookkeeping agent of the shares issued by the Company (“Bookkeeping Agent”); (ii) the custody agent responsible for the custody of the shares issued by the Company held by the shareholder, if the shareholder holds shares in custody and provided that such agent offers this service (“Custody Agent”); (iii) the central depositary in which the shares are deposited, if the shareholder holds its shares deposited with B3 (“Central Depositary”); or (iv) the Company, directly.

For the BVD to be considered valid, (i) the shareholder must indicate above its name (or corporate name) and its CPF or CNPJ number, as applicable, and, in the appropriate field below, the e-mail address for any contact; and (ii) the last page must be signed by the shareholder or its legal representative(s), as applicable and pursuant to the applicable legislation. The Management Proposal for the EGM contains detailed instructions regarding the representation of shareholders. If the shareholder is considered a legal entity under Brazilian law, the signature must be made by its legal representatives or by attorneys-in-fact duly empowered to do so.

The BVD sent directly to the Company must be accompanied by documentation proving the status of shareholder or legal representative of the signing shareholder, observing, therefore, the requirements and formalities indicated in the Management Proposal.

BVDs will be accepted if received up to 4 (four) days prior to the date of the EGM, that is, until December 15, 2025 (inclusive). BVDs received after such deadline will be deemed invalid and will not be processed or considered by the Company for purposes of the resolutions at the EGM. If necessary, the shareholder may rectify or resend the BVD and the supplementary documents, provided that the Company receives them by the final established deadline.

If the shareholder decides to attend the EGM and validly qualify to do so, in person or by proxy, and expressly states its intention to vote in person, the voting instructions sent through the BVD will be disregarded by the EGM’s board.

Pursuant to Article 6 of the Company’s Bylaws, no shareholder or group of shareholders, Brazilian or foreign, public or private, is permitted to exercise voting rights corresponding to more than 10% (ten percent) of the total number of shares into which the Company’s voting capital is divided, regardless of its interest in the share capital. The concept of group of shareholders is set forth in Article 8 of the Company’s Bylaws.

Specific clarifications regarding the Agenda: items (a) to (i) of the Management Proposal (corresponding items (1) to (9) of this BVD) will be considered as part of the same block, and item (j) of the Management Proposal (corresponding item (10) of this BVD) will only be submitted to voting if items (a) to (i) of the Agenda of the Management Proposal (corresponding items (1) to (9) of this BVD) are approved.

DISTANCE VOTING BALLOT EGM – CENTRAIS ELET BRAS S.A. – AXIA ENERGIA de 12/19/2025

Delivery guidance, indicating the option to either submit directly to the Company or to send completion instructions to the Bookkeeping Agent, the Custodian Agent, or the Central Depository.

The BVD may be submitted alternatively to: (i) the Bookkeeping Agent; (ii) the Custody Agent, provided that it offers such service; (iii) the Central Depositary; or (iv) the Company, directly.

Shareholders with book-entry shareholdings may exercise their remote voting rights through the Bookkeeping Agent. The voting instructions must be submitted through the Itaú Assembleia Digital website. To vote through the website, it is necessary to register and hold a digital certificate. Information on the registration and step-by-step instructions for issuing the digital certificate are described on the website: https://assembleiadigital.certificadodigital.com/itausecuritiesservices/artigo/home/assembleia-digital.

The Custody Agent may, but is not required to, receive the Company’s shareholders’ BVDs. Shareholders are advised to verify with their respective Custody Agent whether it will provide such service, as well as its costs and procedures.

If the shareholder wishes to express its vote directly to the Central Depositary, it must submit its BVD through the electronic system made available by B3, in the “Investor Area” (available at https://www.investidor.b3.com.br/login), in the “Services” section, under the “Open Meetings” option. The Central Depositary may define operational rules and procedures for the organization and functioning of the activities related to the collection and transmission of instructions for completing the BVD, which must be observed by the shareholders.

The Company’s shareholders may also, at their sole discretion, complete the BVD through the website https://atlasagm.com/ or through the “Atlas AGM” application available on the Apple Store and Google Play Store (“Application”). BVDs submitted to the Company by any means other than the website https://atlasagm.com/ or the Application will be refused and returned by the Company.

Postal and electronic address for sending the distance voting ballot, should the shareholder choose to submit the document directly to the Company / Guidance on the electronic system for participation in the meeting, if such form of participation is permitted.

The EGM will be held exclusively digital, through the “Atlas AGM” digital platform (“Digital Platform”). Shareholders, their representatives or attorneys-in-fact, as applicable, who effectively complete their registration by 11:59 p.m. on December 17, 2025, as well as access the Digital Platform by the time the meeting is opened, may participate in the EGM. Detailed information on the rules and procedures for participation via the Digital Platform or through the submission of the BVD is included in the Management Proposal for the EGM, available on the websites of the Company (https://ri.axia.com.br/), the Brazilian Securities Commission (https://sistemas.cvm.gov.br/) and B3 S.A. – Brasil, Bolsa, Balcão (https://www.b3.com.br/pt_br/).

DISTANCE VOTING BALLOT EGM – CENTRAIS ELET BRAS S.A. – AXIA ENERGIA de 12/19/2025

Information on the institution engaged by the Company to provide bookkeeping services for securities, including name, physical and electronic address, telephone number, and contact person:

Itaú Corretora de Valores S.A.

Avenida Brigadeiro Faria Lima, n.º 3.500, 3º floor -São Paulo

Shareholder service:

3003-9285 (capital cities and metropolitan regions)

0800 7209285 (other locations)

Service hours are on business days from 9:00 a.m. to 6:00 p.m.

Email: atendimentoescrituracao@itau-unibanco.com.br

Resolutions / Matters related to the Extraordinary General Meeting (EGM)

[Assets eligible in this resolution: AXIA3]

1.             Creation of a new class of preferred shares, class A1 (PNA1), registered, book-entry and with no par value, with the same rights, preferences and privileges as the currently existing class A preferred shares (PNA), plus the right to sell in a public tender offer (OPA) resulting from the sale of control, in order to ensure equal treatment to that afforded to the selling shareholder, and without the need for approval at a special meeting of holders of preferred shares.

[ ] Approve [ ] Reject [ ] Abstein

[Assets eligible in this resolution: AXIA3]

2.             Creation of a new class of preferred shares, class B1 (PNB1), registered, book-entry and with no par value, with the same rights, preferences and privileges as the currently existing class B preferred shares (PNB), plus the right to sell in a public tender offer (OPA) resulting from the sale of control, in order to ensure equal treatment to that afforded to the selling shareholder, and without the need for approval at a special meeting of preferred shareholders.

[ ] Approve [ ] Reject [ ] Abstein

[Assets eligible in this resolution: AXIA3]

3.             Creation of a new class of preferred shares, class R (PNR), compulsorily redeemable, without the need for approval at a special meeting of preferred shareholders, pursuant to paragraph 6 of article 44 of the Brazilian Corporate Law, registered, book-entry and with no par value.

[ ] Approve [ ] Reject [ ] Abstein

[Assets eligible in this resolution: AXIA3]

4.             Creation of a new class of preferred shares, designated class C, registered, book-entry and with no par value, convertible into common shares and redeemable, with the addition of the right to sell in a public tender offer (OPA) resulting from the sale of control, in order to ensure equal treatment to that afforded to the selling shareholder (PNCs and, together with the PNA1, PNB1 and PNR, the New PNs), without the need for approval at a special meeting of preferred shareholders.

[ ] Approve [ ] Reject [ ] Abstein

DISTANCE VOTING BALLOT EGM – CENTRAIS ELET BRAS S.A. – AXIA ENERGIA de 12/19/2025

[Assets eligible in this resolution: AXIA3]

5.             Subject to the creation and issuance of the New PNs, resolve on the mandatory conversions of all currently outstanding preferred shares, as follows: (5.1) conversion of the PNA shares into PNA1 and PNR shares, at the ratio of 1 (one) PNA share to 1 (one) PNA1 share and 1 (one) PNR share (PNA Conversion); and (5.2) conversion of PNB shares into PNB1 and PNR shares, at the ratio of 1 (one) PNB share to 1 (one) PNB1 share and 1 (one) PNR share (PNB Conversion, and together with PNA Conversion, the Conversions).

[ ] Approve [ ] Reject [ ] Abstein

[Assets eligible in this resolution: AXIA3]

6.             Subject to the Conversions, the compulsory redemption of all PNR shares, based on the calculation set forth in the Management Proposal (PNR Redemption).

[ ] Approve [ ] Reject [ ] Abstein

[Assets eligible in this resolution: AXIA3]

7.             Granting to the holders of the Company’s common shares the right to sell in a public tender offer (OPA) resulting from the sale of control, in order to ensure equal treatment to that afforded to the selling shareholder.

[ ] Approve [ ] Reject [ ] Abstein

[Assets eligible in this resolution: AXIA3]

8.             Increase of the Companys authorized capital limit and the consequent amendment to the caput of Article 5 of the Bylaws, in order to align it with the new authorized capital limit.

[ ] Approve [ ] Reject [ ] Abstein

[Assets eligible in this resolution: AXIA3]

9.             Amendment of the Companys Bylaws to: (9.1) amend Article 4, caput, and §1, to include PNA1, PNB1, PNR, and PNC as new classes of preferred shares; amend §4 to regulate the one vote per share right of the PNCs; include §5 to provide for the extinction of the PNC class after the conversion or redemption of all its shares; include a new paragraph to expressly provide for the mandatory redeemable nature of the PNR and its automatic extinction upon full redemption; (9.2) amendment of Article 5, caput, to allow increases within the Company’s authorized capital through the issuance of PNCs; (9.3) amend the wording of Article 6, sole paragraph, due to the creation of the PNCs, to establish that this provision applies only to class A1 and B1 preferred shares; (9.4) make wording adjustments to Articles 9 and 10 in order to encompass all shares with voting rights, including the PNCs, in the context of the tender offer triggered upon reaching a relevant shareholding threshold (poison pill); (9.5) amend Article 11, caput, to contemplate the existence of the PNA1, PNB1, and PNC, including new paragraphs regulating their rights, characteristics, advantages, and limitations; provide for the tag-along right of the PNA1, PNB1, PNCs, and common shares; regulate the immediate redemption of the PNRs, the method for calculating the redemption value, its conditions and limitations; adjust the wording of §§1 to 6 to update numbering and the A1 and B1 nomenclature; (9.6) amend Article 16 to provide for the exceptions set forth in Article 11, §10 and §§15 to 17; (9.7) amend Article 34, caput, in order to expressly state that the right to elect board members in a separate vote applies only to preferred shares with no voting rights; and (9.8) amend Article 36, item XI, to include preferred shares among the matters under the competence of the Board of Directors relating to the issuance of shares under authorized capital.

[ ] Approve [ ] Reject [ ] Abstein

DISTANCE VOTING BALLOT EGM – CENTRAIS ELET BRAS S.A. – AXIA ENERGIA de 12/19/2025

[Assets eligible in this resolution: AXIA3]

10.          If the resolutions set forth in items (1) to (9) above are approved, approve the consolidation of the Companys Bylaws, considering all the amendments approved by the shareholders at the Meeting, including numbering adjustments and updates to defined terms and cross-references applicable to the provisions of the Bylaws.

[ ] Approve [ ] Reject [ ] Abstein

City:	__________________________________________________________
Date:	__________________________________________________________
Signature:	__________________________________________________________
Shareholder’s Name:	__________________________________________________________
Telephone:	__________________________________________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.